UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549


SCHEDULE 13G

(Under the Securities Exchange Act of 1934)
(Amendment No. 3)*

Bolt Technology Corp.
------------------------------------------------------
(Name of Issuer)

COMMON STOCK
---------------------------------
(Title of Class of Securities)

097698104
-----------------------
(Cusip Number)

December 31, 2007
_______________________________
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[X]  Rule 13d-1    (b)
[ ]  Rule 13d-1    (c)
[ ]  Rule 13d-1    (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

[Continued on the following page(s)]
Page 1 of 5 Pages









CUSIP No  097698104 		   Page 2 of 5 Pages
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1.	Name of reporting person
 	S.S. or I.R.S. identification no. of above person

	Babson Capital Management LLC
	51-0504477
----------------------------------------------------------------

2.	Check the appropriate box if a member of a group
	(a)(   )
	(b)( X )
----------------------------------------------------------------
3.	SEC use only
----------------------------------------------------------------
4.	Citizenship or place of organization
	Delaware
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                      		5.	Sole Voting Power

						   0
	Number of	         		-----------------------------
	shares	            6.	Shared Voting Power
	beneficially
	owned by				   0
	each		      	       -----------------------------
	Reporting            	7.	Sole Dispositive Power
	person
	with		                     0
					       -----------------------------
8.	Shared Dispositive Power
				0
      ---------------------------------------------------------------
9.	Aggregate amount beneficially owned by each reporting person

 		0
	---------------------------------------------------------------
10.	Check if the aggregate amount in row (9) excludes certain shares*

      ----------------------------------------------------------------
11.	Percent of class represented by amount in row 9
	       0%
      ----------------------------------------------------------------
12.	Type of Reporting person
	IA










CUSIP No  097698104 		   Page 3 of 5 Pages
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SCHEDULE 13G

ITEM 1(A):  NAME OF ISSUER:

 Bolt Technology Corp.

1(B):  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

	Four Duke Pl
      Norwalk, CT  06854

ITEM 2(A):  NAME OF PERSON FILING:

	Babson Capital Management LLC (Babson Capital)

ITEM 2(B):  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

	470 Atlantic Avenue
      Boston, MA   02210-2208


ITEM 2(C):  CITIZENSHIP:

	See Item 4 of Cover Page

ITEM 2(D):  TITLE OF CLASS OF SECURITIES:

	See Cover Page

ITEM 2(E):  CUSIP NUMBER:

	See Cover Page

ITEM 3:  TYPE OF REPORTING PERSON:

If this statement is filed pursuant to Sections 240.13d-1 (b) or 240.13d-2 (b) or (c), check whether the filing person is a:

(e)  [x]  An investment adviser in accordance with
          Section 240.13d-1 (b) (1) (ii) (E)

ITEM 4:  OWNERSHIP:

(a)AMOUNT BENEFICIALLY OWNED: Babson Capital, in its capacity as investment adviser, may be deemed the beneficial owner of 0 shares of common stock of the Issuer

(b)	PERCENT OF CLASS:  0%

(c)	For information on voting and dispositive power with respect to the above listed shares, see Items 5 - 8 of Cover Page.


CUSIP No  097698104 		   Page 4 of 5 Pages
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ITEM 5:  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five per cent of the class of securities check the following: [x]

ITEM 6:  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

N/A


ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
	ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
	COMPANY:

Not Applicable

ITEM 8:  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not Applicable



ITEM 9:  NOTICE OF DISSOLUTION OF GROUP:

		Not Applicable

ITEM 10:  CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 	Date: February 14, 2008





Signature:  // Jan F. Jumet //
Name/Title:  JAN F. JUMET
		 Chief Compliance Officer


CUSIP No  097698104 		   Page 5 of 5 Pages
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February 14, 2008


Securities and Exchange Commission
Operations Center
Attn:  Stop 0-7
6432 General Green Way
Alexandria, VA 22312-2413


Re:	SCHEDULE 13G ON BEHALF OF BOLT TECHNOLOGY CORP, INC. FOR THE YEAR
	ENDING DECEMBER 31, 2007



Dear Sir or Madam:

Babson Capital Management LLC is filing today an amendment to
Schedule 13G through the EDGAR system as required by Section
240.13d-1(b) to reflect a change in beneficial ownership of the outstanding stock of the above-mentioned issuer.

Please note that the shares as to which this Schedule is filed were owned by various investment advisory clients of Babson Capital which may have been deemed a beneficial owner of the shares only by virtue of the direct or indirect investment discretion it possessed pursuant to the provisions of investment advisory agreements with such clients.

A copy of the Schedule 13G is being sent to the issuer as required by Rule 13d-7.

Comments or questions concerning the above may be directed to the undersigned at (617) 761-6599.

Sincerely,





Jan F. Jumet
Chief Compliance Officer